UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision to Acquire Certain Businesses from SK Planet

On January 21, 2016, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to acquire the location-based services business and the ancillary mobile phone verification services business (the “Acquired Businesses”) from SK Planet Co., Ltd. (“SK Planet”), a wholly-owned subsidiary of the Company. This transaction will be effected through a spin-off of the Acquired Businesses from SK Planet which will then be merged into the Company through a short-form merger (the “Merger”). No new shares will be issued in connection with the Merger. The purpose of this transaction is to strengthen the Company’s platform business capabilities and to refocus SK Planet’s business portfolio on its commerce business.

As SK Planet is already a wholly-owned subsidiary of the Company, the consummation of the Merger is not expected to have a material effect on the Company’s financial position. The Company is aiming to transform into the next generation platform solutions provider as a foundation for continued growth. It is expected that the Company will leverage the Acquired Businesses in line with this goal and SK Planet will further concentrate its resources on its commerce business. The Company expects that various business synergies will be created within the Company’s platform business such as its online-to-offline business, location-based service business and big data business through the Company’s ability to leverage Korea’s leading real-time mobile navigation service, T-Map Navigation, as well as the other location-based services that are acquired through the Merger. In addition, the Company will be able to increase the range of services it offers to customers by directly operating the ancillary mobile phone verification services business acquired through the Merger.

Set forth below is summary financial information relating to the Acquired Businesses as of and for the year ended December 31, 2015 (tentative):

(in millions of KRW)
Total Assets	44,518
Total Liabilities	5,946
Total Shareholders’ Equity	38,573
Share Capital	774
Revenue	295,340
Net Income	-1,800

Set forth below is the tentative schedule of the main events relating to the Merger (which is subject to change):

Date of Merger Agreement	February 2, 2016
Notice Date	February 15, 2016
Record Date	February 15, 2016
Period that Shareholders’ Registry is Closed	February 16, 2016 to February 22, 2016
Period for Shareholders to Provide Written Notice of Dissent	February 16, 2016 to February 29, 2016
Extraordinary General Meeting of Shareholders or Meeting of the Board of Directors in Lieu Thereof	March 2, 2016
Period for Creditors to Object	March 3, 2016 to April 4, 2016
Merger Date	April 5, 2016
Scheduled Merger Registration Date	April 7, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: January 22, 2016

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